SCHEDULE 13D                                                       Page 1 of 15


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                                  UNITED STATES               As filed with the
                       SECURITIES AND EXCHANGE COMMISSION          SEC on
                             WASHINGTON, D.C. 20549            October 3, 2001

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              EVOLVE SOFTWARE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   30049 P 104
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                                 (CUSIP Number)
                            MARTHA A. CLARKE ADAMSON
                       SIERRA VENTURES MANAGEMENT COMPANY
                               3000 SAND HILL ROAD
                            BUILDING FOUR, SUITE 210
                              MENLO PARK, CA 94025
                                 (650) 854-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 23, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
Schedule 13D                                                       Page 2 of 15

     CUSIP No.   30049 P 104
--------------------------------------------------------------------------------
          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra  Ventures  VI,  L.P.,  a  California  Limited  Partnership
               ("Sierra  Ventures  VI")  94-3259091
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          2.   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
               (a)  [_]
               (b)   X
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          3.   SEC  Use  Only
--------------------------------------------------------------------------------
          4.   Source  of  Funds*  N/A
--------------------------------------------------------------------------------
          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
               to  Items  2(d)  or  2(e)                                     [_]
--------------------------------------------------------------------------------
          6.   Citizenship  or  Place  of  Organization   California
--------------------------------------------------------------------------------
Number of      7.   Sole  Voting  Power
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared  Voting  Power             6,779,955  (See (1) below)
Owned by       -----------------------------------------------------------------
Each           9.   Sole  Dispositive  Power
Reporting      -----------------------------------------------------------------
Person With    10.  Shared  Dispositive  Power        6,779,955  (See (1) below)
--------------------------------------------------------------------------------
          11.  Aggregate  Amount  Beneficially  Owned  by  Each Reporting Person
               12,683,311 (See (3) below)
--------------------------------------------------------------------------------
          12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares*                                                       [_]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               28.1% (See (4) below)
--------------------------------------------------------------------------------
          14.  Type  of  Reporting  Person*
               PN

--------------------------------------------------------------------------------
     *See Instructions Before Filling Out.

Schedule 13D                                                       Page 3 of 15

     CUSIP No.   30049 P 104
--------------------------------------------------------------------------------
          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               SV  Associates  VI,  L.P.,  a California Limited Partnership ("SV
               Associates  VI")  94-3259090
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          2.   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
               (c)  [_]
               (d)   X
--------------------------------------------------------------------------------
          3.   SEC  Use  Only
--------------------------------------------------------------------------------
          4.   Source  of  Funds*  N/A
--------------------------------------------------------------------------------
          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
               to  Items  2(d)  or  2(e)                                     [_]
--------------------------------------------------------------------------------
          6.   Citizenship  or  Place  of  Organization  California
--------------------------------------------------------------------------------
Number of      7.   Sole  Voting  Power
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared  Voting  Power             6,779,955  (See (1) below)
Owned by       -----------------------------------------------------------------
Each           9.   Sole  Dispositive  Power
Reporting      -----------------------------------------------------------------
Person With    10.  Shared  Dispositive Power         6,779,955  (See (1) below)
--------------------------------------------------------------------------------
          11.  Aggregate  Amount  Beneficially  Owned  by  Each Reporting Person
               12,683,311 (See (3) below)
--------------------------------------------------------------------------------
          12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares* [_]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               28.1% (See (4) below)
--------------------------------------------------------------------------------
          14.  Type  of  Reporting  Person*
               PN

--------------------------------------------------------------------------------
     *See Instructions Before Filling Out.

Schedule 13D                                                       Page 4 of 15

     CUSIP No.   30049 P 104
--------------------------------------------------------------------------------
          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra  Ventures  VII,  L.P.,  a  California  Limited Partnership
               ("Sierra  Ventures  VII")  94-3315644
--------------------------------------------------------------------------------
          2.   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
               (e)  [_]
               (f)   X
--------------------------------------------------------------------------------
          3.   SEC  Use  Only
--------------------------------------------------------------------------------
          4.   Source  of  Funds*  WC
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          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
               to  Items  2(d)  or  2(e)                                     [_]
--------------------------------------------------------------------------------
          6.   Citizenship  or  Place  of  Organization  California
--------------------------------------------------------------------------------
Number of      7.   Sole  Voting  Power
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared  Voting  Power             5,903,356  (See (2) below)
Owned by       -----------------------------------------------------------------
Each           9.   Sole  Dispositive  Power
Reporting      -----------------------------------------------------------------
Person With    10.  Shared  Dispositive Power         5,903,356  (See (2) below)
--------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               12,683,311 (See (3) below)
--------------------------------------------------------------------------------
          12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares* [_]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               28.1% (See (4) below)
--------------------------------------------------------------------------------
          14.  Type  of  Reporting  Person*
               PN

--------------------------------------------------------------------------------
     *See Instructions Before Filling Out.

Schedule 13D                                                       Page 5 of 15

     CUSIP No.   30049 P 104
--------------------------------------------------------------------------------
          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra  Ventures  Associates  VII  LLC,  a  California  limited liability  company  ("SV  Associates  VII")  94-3315643
--------------------------------------------------------------------------------
          2.   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
               (g)  [_]
               (h)   X
--------------------------------------------------------------------------------
          3.   SEC  Use  Only
--------------------------------------------------------------------------------
          4.   Source  of  Funds*  WC
--------------------------------------------------------------------------------
          5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
               to  Items  2(d)  or  2(e)                                     [_]
--------------------------------------------------------------------------------
          6.   Citizenship  or  Place  of  Organization  California
--------------------------------------------------------------------------------
Number of      7.   Sole  Voting  Power
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared  Voting  Power             5,903,356  (See (2) below)
Owned by       -----------------------------------------------------------------
Each           9.   Sole  Dispositive  Power
Reporting      -----------------------------------------------------------------
Person With    10.  Shared  Dispositive Power         5,903,356  (See (2) below)
--------------------------------------------------------------------------------
          11.  Aggregate  Amount  Beneficially  Owned  by  Each Reporting Person
               12,683,311 (See (3) below)
--------------------------------------------------------------------------------
          12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares* [_]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               28.1% (See (4) below)
--------------------------------------------------------------------------------
          14.  Type  of  Reporting  Person*
               OO

--------------------------------------------------------------------------------
     *See Instructions Before Filling Out.

Schedule 13D                                                       Page 6 of 15


1. Represents 6,163,594 shares of Common Stock held by the Sierra Ventures VI and 616,361 shares held by SV Associates VI.

2. Represents 821,448 shares of Common Stock held by Sierra Ventures VII and 81,907 shares held by SV Associates VII. Also includes 4,546,650 shares and 453,350 shares which may be acquired within 60 days by Sierra Ventures VII and SV Associates VII, respectively, upon conversion of shares of Series A Preferred Stock of the Company issuable pursuant to the Series A Preferred Stock Purchase Agreement further described under Items 3 and 4 below, and upon exercise of warrants issuable under such agreement.

3. Represents 6,163,594 shares of Common Stock held by the Sierra Ventures VI, 616,361 shares held by SV Associates VI, 821,448 shares of Common Stock held by Sierra Ventures VII, and 81,907 shares held by SV Associates VII. Also includes 4,546,650 shares and 453,350 shares which may be acquired within 60 days Sierra Ventures VII and SV Associates VII, respectively, upon conversion of shares of Series A Preferred Stock of the Company issuable pursuant to the Series A Preferred Stock Purchase Agreement further described under Items 3 and 4 below, and upon exercise of warrants issuable under such agreement.

4. Based upon 40,166,616 shares of Common Stock outstanding as of September 11, 2001 plus shares issuable within 60 days to the Reporting Persons (as defined below).
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 7 of 15


     ITEM 1.     SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Evolve Software, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1400 65th Street, Suite 100, Emeryville, California 94608.

     ITEM 2.     IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed on behalf of Sierra Ventures VI, SV Associates VI, Sierra Ventures VII, and SV Associates VII (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit
          1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

          SV Associates VI and SV Associates VII are the general partners of Sierra Ventures VI and Sierra Ventures VII, respectively. Management of the business affairs of SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners of each of SV Associates VI and SV Associates VII, respectively, as listed on Schedule I hereto. Each individual general partner disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares.

     (b) The address of principal business of each Reporting Person is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025.

     (c) The principal business of each of the Reporting Entities is that of making venture capital and similar investments.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraphs (d) and (e) above is a United States citizen.

Schedule 13D                                                       Page 8 of 15


     ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated as of September 23, 2001, by and between the Company, Sierra Ventures VII, SV Associates VII and certain other investors named in the Schedule of Purchasers to the Purchase Agreement, (1) Sierra Ventures VII and SV Associates VII agreed to purchase 90,933 and 9,067 shares, respectively, of the Company's Series A Preferred Stock (the "Series A Preferred Stock") at a price of $10 per share, with the purchase price to be paid in cash at the closing of the sale of such shares (the "Closing"); (2) upon the Closing, the Company will issue to Sierra Ventures VII and SV Associates VII warrants to purchase up to an aggregate of 90,933 and 9,067 additional shares, respectively, of Series A Preferred Stock at a price of $10 per share in cash, which warrants are exercisable for up to one year after the Closing under certain circumstances, in the forms attached hereto as Exhibit 3 ("Preferred Stock Warrants"); (3) upon the Closing, the Company will issue to Sierra Ventures VII and SV Associates VII warrants to purchase up to 454,665 and 45,335 shares, respectively, of Common Stock at a price of $1.00 per share in the form attached hereto as Exhibit 4 ("Common Stock Warrants") and (4) the Company agreed to grant to Sierra Ventures VII and SV Associates VII additional Common Stock Warrants to purchase that number of shares of Common Stock equal to 25% of the number of shares of Common Stock into which the shares of Series A Preferred Stock issued upon exercise of the Preferred Stock Warrants are convertible, at the time such Preferred Stock Warrants are exercised. Each share of Series A Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.50, or at an initial conversion rate of 20 shares of Common Stock for each share of Series A Preferred Stock, subject to certain adjustments as set forth in the Certificate of Designation of Series A Preferred Stock of the Company attached hereto as Exhibit 5 (the "Certificate of Designation").

     The total amount of funds required to purchase the Series A Preferred Stock at the Closing pursuant to the Purchase Agreement will be $909,330 in the case of Sierra Ventures VII and $90,670 in the case of SV Associates VI, and will be furnished from the working capital of Sierra Ventures VII and SV Associates VII, respectively. If Sierra Ventures VII and SV Associates VII elect to exercise the Preferred Stock Warrants in full, the total amount of funds that will be required to purchase the additional shares of Series A Preferred Stock issuable upon such exercise will be $909,330 in the case of Sierra Ventures VII and $90,670 in the case of SV Associates VI, and will be furnished from the working capital of Sierra Ventures VII and SV Associates VII, respectively. If Sierra Ventures VII and SV Associates VII elect to exercise the Common Stock Warrants in full for cash, the total amount of funds that will be required to purchase the Common Stock pursuant to such warrants will be $454,665 in the case of Sierra Ventures VII and $45,335 in the case of Sierra Associates VII (or $909,330 and $90,670, respectively, if the Preferred Stock Warrants are exercised in full), which will be provided from the working capital of Sierra Ventures VII and SV Associates VII, respectively. However, the Common Stock Warrants provide Sierra Ventures VII and SV Associates VII the option to convert such warrants on a cashless basis by electing to have the Company withhold a number of shares otherwise issuable upon exercise of the Warrants that is equal in value at the time of conversion to the aggregate exercise price of the shares actually issued upon such conversion. Sierra Ventures VII and SV Associates VII have not made any determination as to whether they will exercise the Common Stock Warrants, if at all, either for cash or on a cashless basis.

     Except as otherwise expressly stated, all shares are reported on a common stock equivalent basis, assuming that all warrants issued or issuable pursuant to the Purchase Agreement are exercised in full for cash.

Schedule 13D                                                       Page 9 of 15


     ITEM 4.          PURPOSE OF TRANSACTION

     The Reporting persons purchased the shares of Common Stock currently held by them, and Sierra Ventures VII and SV Associates VII may purchase additional shares of Series A Preferred Stock and Common Stock pursuant to the Purchase Agreement, in order to obtain an equity position in the Company for investment purposes.

     Jeffrey M. Drazan, a general partner of SV Associates VI, the general partner of Sierra Ventures Sierra Ventures VI, and a managing member of SV Associates VII, the general partner of Sierra Ventures VII, currently serves as director of the Company. As a result, Mr. Drazan may be deemed to be a "control" person of the Company.

     The Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Company.

     PURCHASE AGREEMENT. On September 23, 2001, Sierra Ventures VII and SV Associates VII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell, and Sierra Ventures VII and SV Associates VII agreed to purchase, the Series A Preferred Stock at the Closing and the Company agreed to issue to Sierra Ventures VII and SV Associates VII the Preferred Stock Warrants and Common Stock Warrants, all as set forth in Item 3 above. The Series A Preferred Stock and Common Stock Warrants contain adjustment provisions pursuant to which, in certain circumstances, Sierra Ventures VII and SV Associates VII may be entitled to acquire additional shares of the Company's Common Stock. In addition, the number of shares of Common Stock into which the Series A Preferred Stock is convertible will increase at the rate of 8.00% per year from the date of issue. As a condition to closing under the Purchase Agreement, the Company will file the Certificate of Designation, which provides that the Series A Preferred Stock shall have dividend, liquidation, conversion and voting rights in preference to the Common Stock. Descriptions of such rights contained herein are qualified in their entirety by reference to the form of Certificate of Designation attached as Exhibit 5 hereto.

     CONVERSION OF SERIES A PREFERRED STOCK. Pursuant to the Certificate of Designation, the Company may cause all of the shares of Series A Preferred Stock to be automatically converted into Common Stock at any time after the fifth anniversary of the date of initial issuance of such shares, provided that the Company may only cause such automatic conversion if the closing price per share of Common Stock for thirty (30) consecutive trading days ending within ten (10) days of the date on which notice of such automatic conversion is given to the holders of the Series A Preferred Stock shall have been at least $5.00, as adjusted for any stock splits, stock dividends and similar events. All shares of Series A Preferred Stock will also automatically convert into Common Stock at the election of the holders of a majority of the outstanding shares of Series A Preferred Stock. The Series A Preferred Stock may also be converted at any time at the election of each holder.

     VOTING. As set forth in the Certificate of Designation, holders of Series A Preferred Stock are entitled to vote such stock on an as converted basis (without giving effect to certain adjustments in the conversion ratio subsequent

Schedule 13D                                                       Page 10 of 15


to the Closing Date), together with the holders of Common Stock as a single class with respect to all matters, except under specified circumstances described below under "Board Representation" with respect to the election of directors and under "Change of Control" with respect to certain Change of Control transactions. In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, (i) amend or repeal the provisions of the Certificate of Designation; (ii) authorize or issue any shares of a class or series senior to the Series A Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock senior to the Series A Preferred Stock; (iii) issue any bonds, debentures or notes or incur similar debt obligations, other than trade debt in the ordinary course of business; (iv) pay any dividend on any shares of stock junior to the Series A Preferred Stock or repurchase or redeem any such shares of stock junior to the Series A Preferred Stock, except for repurchases of unvested shares of stock at cost from employees, directors, consultants and other service providers; (v) repurchase any outstanding shares of stock, except for repurchase of shares held by employees pursuant to repurchase agreements approved by the board of directors and redemption of shares of Series A Preferred Stock; (vi) amend the bylaws to increase the authorized number of directors of the Company to more than eight; or (vii) authorize or issue any shares of any class or series of stock on parity with the Series A Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock on parity with the Series A Preferred Stock provided that such restriction shall no longer be applicable if Preferred Stock Warrants are not exercised to purchase 500,000 or more shares of Series A Preferred Stock prior to the six-month anniversary of the date of first issuance of Series A Preferred Stock.

     BOARD REPRESENTATION. The terms of the Series A Preferred Stock, as set forth in the Certificate of Designation, provide for holders of the Series A Preferred Stock to elect three members to the Board, voting separately as a class. Except as described in the next sentence, this provision remains in effect for so long as at least 75% of the shares of Series A Preferred Stock issued by the Company outstanding. If less than 75% but at least 50% of the shares of Series A Preferred Stock issued by the Company remain outstanding, or if Warburg Pincus Private Equity VIII, L.P. ("Warburg") does not exercise Preferred Stock Warrants to purchase at least 500,000 shares of Series A Preferred Stock prior to expiration of such warrants, the number of directors to be elected by holders of Series A Preferred Stock voting separately shall be reduced to two. If less than 50% but at least 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the number of directors to be elected by holders of the Series A Preferred Stock voting separately shall be reduced to one. If less than 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the holders of Series A Preferred Stock will no longer have the right to elect any members of the board of directors voting separately. All other directors will be elected by the holders of the Common Stock and the Series A Preferred Stock voting as a single class. The initial designees of the holders of Series A Preferred Stock, Gayle Crowell, Cary Davis and Nancy Martin, will be appointed to the Board effective as of the Closing. To the knowledge of the Reporting Persons, Mr. Davis and Ms. Martin are Members and Managing Directors of Warburg, Pincus LLC and are Partners of Warburg, Pincus & Co., and Ms. Crowell is a full-time adviser of Warburg, Pincus LLC..

     CHANGE OF CONTROL. Under the Certificate of Designation, the Company may not consummate any Change of Control Transaction, as defined the Certificate of Designation, without the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock, unless such transaction would result in aggregate consideration paid in respect of such Series A Preferred Stock equal to the original purchase price thereof, plus an internal rate of return equal to at least 50%. In addition, in the event of any Change of Control Transaction, holders of Common Stock Warrants will have the right to

Schedule 13D                                                       Page 11 of 15


deliver such warrants to the Company in exchange for payments equal to the Black-Scholes value of such warrants at the time of such transaction, payable in cash or, subject to certain conditions, Common Stock of the Company.

     PREEMPTIVE RIGHTS. Effective as of the closing under the Purchase Agreement and subject to certain exceptions, the Company will grant to the purchasers of Series A Preferred Stock rights to maintain their percentage ownership in the Company in the event of future equity issuances by the Company. A copy of the Preemptive Rights Agreement providing for such rights is attached as Exhibit 6 hereto.

     REGISTRATION OF SHARES OF COMMON STOCK FOR RESALE. Pursuant to the terms of the Purchase Agreement, subject to certain conditions the Company has agreed to prepare and file with the SEC, upon request of holders of Series A Preferred Stock after June 1, 2002, registration statements to enable the resale of the shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock (including Series A Preferred Stock issuable upon exercise of the Preferred Stock Warrants) and upon exercise or conversion of the Common Stock Warrants.

     The foregoing summary of the Purchase Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Preferred Stock Warrants, the Common Stock Warrants, the Certificate of Designation and the Preemptive Rights Agreement, copies of which are set forth as Exhibits 2-6 and are incorporated herein by reference

     Except as set forth in this Item 4 or Item 6, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) The shares of Common Stock of the Company currently held by the Reporting Persons are as set forth in rows 7-11 of the cover pages hereof, including the footnotes thereto. After the Closing under the Purchase Agreement, and assuming (i) exercise of all Preferred Stock Warrants issued to Sierra Ventures VII and SV Associates VII; (ii) full conversion of the shares of Series A Preferred Stock issuable to Sierra Ventures VII and SV Associates VII at the closing and pursuant to the Preferred Stock Warrants and (iii) full exercise for cash of all Common Stock Warrants issuable to Sierra Ventures VII and SV Associates VII at the Closing and upon exercise of the Preferred Stock Warrants, Sierra Ventures VII and SV Associates VII may be deemed to beneficially own an additional 5,000,000 shares of Common Stock. After giving effect to such Closing and subsequent exercises, each of the other Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 12,683,310 shares of Common Stock, representing approximately 28.1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

     (b) The number of shares of Common Stock of the Company as to which each of the Reporting Persons has sole or shared power to vote are as set forth in rows 7-8 of the cover pages hereof, including the footnotes thereto.

Schedule 13D                                                       Page 12 of 15


     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5 and in Item 2(a) hereof, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF EVOLVE

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     As an inducement to Warburg to enter into the Purchase Agreement, on September 23, 2001 the Reporting Persons and certain other stockholders of the Company (together with the Reporting Persons, the "Stockholders"), entered into a voting agreement (the "Voting Agreement") with Warburg in the form attached hereto as Exhibit 7. Pursuant to the Voting Agreement, each of the stockholders agreed to vote (or cause to be voted) all of the shares of the Company's stock owned or acquired by them at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, (i) in favor of the approval of the transactions contemplated by the Purchase Agreement including the issuance of capital stock of the Company pursuant thereto, (ii) in favor, to the extent it is necessary, of an increase in the number of authorized, but unissued, shares of Company Common Stock, in an amount determined by the Company's Board of Directors, (iii) in favor, if proposed by the Company's Board of Directors, of a reverse stock split of the Company's Common Stock, and (iv) in favor of any other matter directly relating to and in furtherance of consummation of the transactions contemplated by the Purchase Agreement. This summary of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement attached as Exhibit 7 hereto.

     The Purchase Agreement and the agreements contemplated thereby are described in Item 3, Item 4 and Item 5 above.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between the Reporting Persons and any other person with respect to any securities of the Company.

     ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1. Joint Filing Agreement dated October 2, 2001 among the Reporting Persons.

     Exhibit 2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and among the Company, the Reporting Persons and certain other persons.

     Exhibit 3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.

     Exhibit 4.     Form of Warrant to Purchase Shares of Common Stock.

Schedule 13D                                                       Page 13 of 15


     Exhibit 5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc.

     Exhibit 6. Form of Preemptive Rights Agreement between the Company, the Reporting Persons and certain other persons.

     Exhibit 7.     Form of Voting Agreement among Warburg and the Reporting
                    Persons.

     Exhibit 8.     Power of Attorney

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 3, 2001    SIERRA VENTURES VI, L.P.

                           By:  SV Associates VI, L.P.
                                Its General Partner

                                By:  /s/ Martha A. Clarke Adamson
                                     ----------------------------
                                     Name:   Martha A. Clarke Adamson
                                     Title:  Attorney in Fact for the General
                                             Partner


Dated:  October 3, 2001    SV ASSOCIATES VI, L.P.


                                By:  /s/ Martha A. Clarke Adamson
                                     ----------------------------
                                     Name:  Martha A. Clarke Adamson
                                     Title:  Attorney in Fact


Dated:  October 3, 2001    SIERRA VENTURES VII, L.P.

                           By:  SV Associates VII LLC
                                Its General Partner

                                By:  /s/ Martha A. Clarke Adamson
                                     ----------------------------
                                     Name:   Martha A. Clarke Adamson
                                     Title:  Attorney in Fact for the General
                                             Partner


Dated:  October 3, 2001     SIERRA VENTURES ASSOCIATES VII LLC

                                By:  /s/ Martha A. Clarke Adamson
                                     ----------------------------
                                     Name:   Martha A. Clarke Adamson
                                     Title:  Attorney in Fact

                                   SCHEDULE I

     GENERAL PARTNERS OF SV ASSOCIATES VI, L.P., AND MANAGERS OF SV ASSOCIATES VII, LLC

     Set forth below, with respect to each general partners of SV Associates VI, L.P., and managers of Sierra Ventures Associates VII, LLC are the following: (a) name; (b) business address and (c) citizenship.

     1.    (a)     Peter C. Wendell

           (b)     c/o Sierra Ventures
                   3000 Sand Hill Road
                   Building Four, Suite 210
                   Menlo Park, CA 94025

           (c)     United States Citizen

     2.    (a)     Jeffrey M. Drazan

           (b)     c/o Sierra Ventures
                   3000 Sand Hill Road
                   Building Four, Suite 210
                   Menlo Park, CA 94025

           (c)     United States Citizen

     3.    (a)     David C. Schwab

           (b)     c/o Sierra Ventures
                   3000 Sand Hill Road
                   Building Four, Suite 210
                   Menlo Park, CA 94025

           (c)     United States Citizen

     4.    (a)     Steven P. Williams (Managing Member of Sierra Ventures
                   Associates VII, LLC only)

           (b)     c/o Sierra Ventures
                   3000 Sand Hill Road
                   Building Four, Suite 210
                   Menlo Park, CA 94025

           (c)     United States Citizen

                                INDEX OF EXHIBITS

Exhibit 1. Joint Filing Agreement, dated October 2, 2001 among the Reporting Persons.

Exhibit 2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and among the Company, the Reporting Persons and certain other persons.

Exhibit 3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.

Exhibit 4.     Form of Warrant to Purchase Shares of Common Stock.

Exhibit 5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc.

Exhibit 6. Form of Preemptive Rights Agreement between the Company, the Reporting Persons and certain other persons.

Exhibit 7.     Form of Voting Agreement among Warburg and the Reporting Persons.

Exhibit 8.     Power of Attorney